News Release         (Q1 – 04 – 02)                                                             April 19, 2004

YAMANA GOLD ANNOUNCES SIGNING OF TWO PROPOSALS FOR THE FINANCING OF THE CHAPADA PROJECT

Yamana Gold Inc. (TSX: YRI; AMEX: AUY; LSE (AIM): YAU) is pleased to announce that it has received two proposals for the financing of the Chapada Gold and Copper Project in Brazil.  The financing proposals will be evaluated concurrently.  The financing in both cases will be subject to usual conditions including due diligence and definitive documentation.

The first proposal has been received from a syndicate of international banks comprised of Standard Bank London Limited, Macquarie Bank Limited, Bayerische Hypo und Vereinsbank AG and Societe Generale. Standard Bank will act as lead arranger.  A mandate letter with a term sheet has been entered into and provides for a loan facility of up to US$90 million extending for an aggregate of seven years with an initial two year grace period.  Interest would be at a rate of LIBOR plus i) 3.5% during the completion period, ii) 3% in the first year of operations, iii) 3.25% in the second year of operations and iv) 3.5% in the third year.  The loan would non recourse to Yamana Gold Inc. once economic completion is achieved which would occur once construction is completed and “commercial production”, as defined by the loan documentation, is reached.

The second proposal has been received from an institutional fund and provides for a loan facility of US$90 million for an aggregate of six years with fixed rate interest payable at 10.75 percent per annum and principal repayable in full at maturity.  Interest will be accrued and not be payable in the first two years.  The interest rate is subject to an additional 150 basis points during the first two years in which the interest is accrued.  The Company would also issue 5 million warrants exercisable for a five year period at a 25% premium to the market price of the Company’s stock.  The loan would be made to Yamana Gold Inc. and covenants under this facility have characteristics comparable to high yield debt. The proposal provides for a closing date of June 30, 2004.

Subject to completion of financing, construction on the Chapada Project is expected to commence in late Fall this year and production is expected to commence at the beginning of 2007.  The mine plan contemplates average annual production of over 107 million lbs Cu and approximately 120,000 oz Au per year for each of the first five years of operations.  The final feasibility study is being prepared by Hatch and is expected to be completed in July 2004.  Grinding test work is ongoing and there is potential for a significant increase in the project annual throughput.

Chuck Main, Yamana’s Chief Financial Officer, stated “We are glad to have the proposal of the major players in the mining loan finance area to arrange and finance the Chapada Project.  This is the first step in the realization of the tremendous underlying value of Chapada.”

Also commenting on the proposals, Peter Marrone, President and Chief Executive Officer, stated “We will evaluate the proposals as the due diligence process and documentation is completed.  There are respective advantages to the proposals and we will determine which one allows us to achieve our objective of expediting construction of Chapada cost effectively.  We are comforted that two independent financing groups have conducted an evaluation of the project and concluded that the project merits financing.”

Standard Bank London Limited is a leading participant in trade finance, forfeiting, and project finance, utilizing its strengths in Africa, North and South America, the Far East and Eastern Europe. In addition, Standard Bank London trades in precious and base metals, and is active in mining finance and advisory services.  Macquarie Bank is a pre-eminent provider of investment banking, financial services and a trader of precious and base metals, and undertakes a full range of activities including project and infrastructure finance, cross-border leasing, structured finance, mergers and acquisitions and corporate restructuring advice.  The HVB Group is one of the five biggest banks in Europe and ranks amongst the top ten in the world when measured in terms of total assets.  HVB is a leading project finance bank, with a portfolio of over 380 projects with total commitments of US$6.5 billion.  Societe Generale offers a broad range of services to the resource sector including corporate, project, trade and structured finance, commodities hedging and advisory services.

Yamana is a Canadian gold producer with significant gold production, gold and copper-gold development stage properties, exploration properties and land positions in all major mineral areas in Brazil.  Yamana expects to produce gold at intermediate company production levels by 2006 in addition to significant copper production by 2007.  Yamana also holds gold exploration properties in Argentina subject to an earn-in.  Company management plans to build on this base by targeting other gold consolidation opportunities in Brazil and elsewhere in Latin America.

For further information, contact

Peter Marrone                                                                          Charles Main
President & Chief Executive Officer                                          Chief Financial Officer
(416) 815-0220                                                                       (416) 945-7354
E-mail: investor@yamana.com                                                  E-mail: investor@yamana.com

FORWARD-LOOKING STATEMENTS: This news release contains certain "forward-looking statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended.  Except for statements of historical fact relating to the company, certain information contained herein constitutes forward-looking statements.  Forward-looking statements are frequently characterized by words such as “plan,” “expect,” “project,” “intend,” “believe,” “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur.  Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other ecological data, fluctuating metal prices, the possibility of project cost overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future and other factors.  The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change.  The reader is cautioned not to place undue reliance on forward-looking statements.